Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RESTRICTED STOCK AWARD : D M BRISTOW

In terms of the Company's remuneration report approved by shareholders at the Annual General Meeting on 25 April 2005, and in accordance with the terms of the Service agreement entered into between the Company and its CEO, an award of 150 000 restricted shares have been granted to Dr D M Bristow. The price of the restricted stock calculation was the Nasdaq National Market closing price on 10 May 2005, being US$12.78.

In terms of the service agreement, having satisfied the agreed performance criteria, one third of the shares were issued directly to Dr Bristow and two-thirds held as restricted stock. Dr Bristow would be entitled to the second tranche on 1 January 2006 and the final tranche on 1 January 2007.

As a result of the issuance of 50 000 shares, the change in Dr Bristow's holdings in the company is as follows:

Shares Awarded	Holding after award	% Shareholding of issued share capital
50,000	606,700	1.02%